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EOP Partnership and
EOP Partnership Predecessors
Statements Regarding Computation of Ratios
(Dollars in 000's)

						EOP Partnership Predecessors Combined Historical Years Ended December 31,
	EOP Partnership for the Six Months Ended June 30, 2000	EOP Partnership for the Year Ended December 31, 1999	EOP Partnership for the Year Ended December 31, 1998	EOP Partnership for the period from July 11, 1997 through December 31, 1997	EOP Partnership Predecessors for the period from January 1, 1997 through July 10, 1997
						1996	1995
Income before allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate and extraordinary items	$206,589	$418,569	$371,175	$92,578	$48,103	$68,080	$3,012

Plus Taxes	675	654	1,664	200	900	1,375	1,578

Plus Fixed Charges:
Interest expense	211,835	413,995	338,611	76,675	80,481	119,595	100,566
Capitalized interest	8,417	18,030	15,077	1,890	3,699	4,640	1,682
Loan amortization cost	2,478	4,693	6,404	4,178	2,771	4,275	2,025

Fixed charges	222,730	436,718	360,092	82,743	86,951	128,510	104,273

Plus amortization of capitalized interest	447	522	380	89	97	—	—
Plus distributed income of investments in unconsolidated joint ventures	29,700	14,389	17,526	3,348	3,675	1,688	2,300
Less capitalized interest	(8,417)	(18,030)	(15,077)	(1,890)	(3,699)	(4,640)	(1,682)

Earnings	$451,724	$852,822	$735,760	$177,067	$136,027	$195,013	$109,481

Fixed Charges:
Interest expense	$211,835	$413,995	$338,611	$76,675	$80,481	$119,595	$100,566
Capitalized interest	8,417	18,030	15,077	1,890	3,699	4,640	1,682
Loan amortization cost	2,478	4,693	6,404	4,178	2,771	4,275	2,025

Fixed Charges	$222,730	$436,718	$360,092	$82,743	$86,951	$128,510	$104,273

Ratio of earnings to fixed charges	2.03	1.95	2.04	2.14	1.56	1.52	1.05

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EOP Partnership and EOP Partnership Predecessors Statements Regarding Computation of Ratios (Dollars in 000's)